EXHIBIT 99.1
Qiao Xing Universal Telephone, Inc.’s Subsidiary CEC Telecom Co., Ltd. Partners with Microsoft to Develop Pocket PC Mobile Phone which Runs on Windows Mobile 5.0 Operating System
HUIZHOU, Guangdong, China, Oct. 31 /Xinhua-PRNewswire/ —Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announced that the new model of pocket PC mobile phone named ‘P08’, developed by XING’s subsidiary CEC Telecom Co., Ltd. (“CECT”), had proudly made its appearance in the PT/Expo Wireless & Networks Comm China 2005 trade show, displayed in Microsoft’s booth in the showcase for Smartphones which run on the Windows Mobile 5.0 Operating System.
Made possible by the Windows Mobile 5.0 platform, ‘P08’ comes packed with powerful functions such as video & audio playing, internet surfing, MSN messages and email, and supports Microsoft Word & Excel and video conferencing. The user interface is similar to that of a PC, with which most consumers are familiar.
Mr. Wu Zhi Yang, CEO of CECT and Vice Chairman of XING, said, “CECT and Lenovo are the first batch of local companies chosen by Microsoft as partners for its Windows Mobile 5.0 Operation System.
“’P08’ is the first state-of-the—art product resulting from the cooperation between CECT and Microsoft. As one of a series of significant moves in the implementation of CECT’s established Multimedia Mobile Phone Strategy, the launch of ‘P08’ along with other new models of high-end mobile phone handsets in China is expected by the end of 2005.
“Capitalizing on the strong R & D capabilities it possesses and the well-nurtured relationships it has developed with providers of advanced technology, CECT, through product innovation, is assured a respectable place in the competitive landscape in the China market. It may expect significant increase in net income for 2005 and beyond.”
About Qiao Xing Universal Telephone, Inc.
Qiao Xing Universal Telephone, Inc. (Nasdaq: XING — News) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and set- top-box products. XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit
http://www.cosun-xing.com.
Forward-looking statements
This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.
For more information, please contact:
Rick Xiao, IR Director,
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-282-0268
Email: rickxiao@qiaoxing.com